                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D/A
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 3)*


                          GST TELECOMMUNICATIONS, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                   361942105
                                 (CUSIP Number)


                                 JAMES LAWSON
                      MANAGER, INVESTMENT ADMINISTRATION
                       I.G. INVESTMENT MANAGEMENT, LTD.
                              ONE CANADA CENTRE
                              447 PORTAGE AVENUE
                          WINNIPEG, MANITOBA CANADA
                                   R3C 3B6
                          TELEPHONE:  (204)956-8224
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                                JANUARY 20, 1998
            (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 361942105

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Investors Canadian Small Cap Fund
         Reporting Person has, a non-U.S. entity, no I.R.S. Identification
         Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a)  [ ]
    (b)  [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 536,000
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 536,000

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    536,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    1.6%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2A

CUSIP NO. 361942105



1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Investors Retirement Mutual Fund
         Reporting Person, a non-U.S. entity, has no I.R.S. Identification
         Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 982,250
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 982,250

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    982,250

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    2.8%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2B

CUSIP NO. 361942105

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Investors Canadian Equity Fund
         Reporting Person, a non-U.S. entity, has no I.R.S. Identification
         Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 1,196,450
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 1,196,450

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,196,450

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    3.5%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)

                                       2C

CUSIP NO. 361942105

2.  Names of Reporting Person(s).
    I.R.S. Identification Nos. of above person(s) (entities only).
        Investors Canadian Small Cap Fund II
        Reporting Person, a non-U.S. entity, has no I.R.S. Identification
        Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (c) [ ]
    (d) [ ]

7.  SEC Use Only

8.  Source of Funds (See Instructions)
    00 - Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders for investment in Units of the Fund.

9. Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) [ ]

10. Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares         7.  Sole Voting Power 0
Beneficially Owned       8.  Shared Voting Power 1,500
by Each Reporting        9.  Sole Dispositive Power 0
Person With             10.  Shared Dispositive Power 1,500

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    1,500

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
    [ ]

13. Percent of Class Represented by Amount in Row (11):
    0.0%

14. Type of Reporting Person (See Instructions)
    00 (Open-end mutual fund trust governed by the laws of the Province of Manitoba, Canada)


                                       2D

CUSIP NO. 361942105

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         I.G. Investment Management, Ltd.
         Reporting Person, a non-U.S. entity, has no I.R.S. Identification
         Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund, Investors Canadian Equity Fund and Investors Canadian Small Cap Fund II for investment in Units of each of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund, Investors Canadian Equity Fund and Investors Canadian Small Cap Fund II, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 2,716,200
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 2,716,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,716,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    7.9%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), IA (Canadian)

                                       2E

CUSIP NO. 361942105

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Investors Group Trust Co. Ltd.
         Reporting Person, a non-U.S. entity, has no I.R.S. Identification
         Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund, Investors Canadian Equity Fund and Investors Canadian Small Cap Fund II for investment in Units of each of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund, Investors Canadian Equity Fund and Investors Canadian Small Cap Fund II, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Manitoba, Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 2,716,200
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 2,716,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,716,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    7.9%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Manitoba Corporations Act)

                                       2F

CUSIP NO. 361942105

1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Investors Group Inc.
         Reporting Person, a non-U.S. entity, has no I.R.S. Identification
         Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund, Investors Canadian Equity Fund and Investors Canadian Small Cap Fund II for investment in Units of each of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund, Investors Canadian Equity Fund and Investors Canadian Small Cap Fund II, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization
    Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 2,716,200
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 2,716,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,716,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11):
    7.9%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2G

CUSIP NO. 361942105

1.  Name of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).
         Investors Group Trustco Inc.
         Reporting Person, a non-U.S. entity, has no I.R.S. Identification
         Number.

2.  Check the Appropriate Box if a member of a Group (See Instructions)
    (a) [ ]
    (b) [ ]

3.  SEC Use Only

4.  Source of Funds (See Instructions)
    00 -- Funds from time to time committed to Investors Group Trust Co. Ltd. by Unitholders of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund, Investors Canadian Equity Fund and Investors Canadian Small Cap Fund II for investment in Units of each of Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund, Investors Canadian Equity Fund and Investors Canadian Small Cap Fund II, respectively.

5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)[ ]

6.  Citizenship or Place of Organization
    Canada

Number of Shares          7.      Sole Voting Power 0
Beneficially Owned        8.      Shared Voting Power 2,716,200
by Each Reporting         9.      Sole Dispositive Power 0
Person With               10.     Shared Dispositive Power 2,716,200

11. Aggregate Amount Beneficially Owned by Each Reporting Person
    2,716,200

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)[ ]

13. Percent of Class Represented by Amount in Row (11):
    7.9%

14. Type of Reporting Person (See Instructions)
    CO (Corporation governed by the Canada Business Corporations Act), HC

                                       2H

         This Amendment 3 supplements and amends the original joint statement filed on April 20, 1999 and subsequently amended by Amendment 1 filed on May 17, 1999, and Amendment 2 filed on May 17, 1999, by and on behalf of the following Reporting Persons signing this Amendment 3 to Schedule 13D and are hereafter referred to as the "Reporting Persons": Investors Group Inc. ("IGI"), Investors Group Trustco Inc. ("Trustco"), Investors Group Trust Co. Ltd. (the "Trustee"), I.G. Investment Management, Ltd. (the "Management Company"), and Investors Canadian Small Cap Fund, Investors Retirement Mutual Fund, Investors Canadian Equity Fund and Canadian Small Cap Fund II (collectively, the "Funds").

ITEM 1.  SECURITY AND ISSUER.

         Not amended.

ITEM 2.  IDENTITY AND BACKGROUND.

         Not amended.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The Reporting Persons used an aggregate of approximately
$40,193,639.90 to purchase the Issuer's Common Stock reported as beneficially owned in Item 5 below. The Issuer's Common Stock was purchased with funds of Unitholders of each Fund from time to time committed to the Trustee for investment in Units of the Fund.

ITEM 4.  PURPOSE OF TRANSACTION.

         Not amended.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 2,716,200 shares of Common Stock, representing 7.9% of the 34,547,147 shares of the Issuer's Common Stock outstanding, as reported as being outstanding in the Issuer's Form 10-K for the fiscal year ended September 30, 1997. The Reporting Persons beneficially own those Securities as follows:

                                                           Shares of                               % of
                                                            Common                               Class of
                   Name                                      Stock                             Common Stock
                   ----                                      -----                             ------------
 Investors Group Inc.                                      2,716,200                               7.9%
 Investors Group Trustco Inc.                              2,716,200                               7.9%
 Investors Group Trust Co. Ltd.                            2,716,200                               7.9%
 I.G. Investment Management, Ltd.                          2,716,200                               7.9%
 Investors Canadian Small Cap Fund                          536,000                                1.6%
 Investors Retirement Mutual Fund                           982,250                                2.8%
 Investors Canadian Equity Fund                            1,196,450                               3.5%
 Investors Canadian Small Cap Fund II                         1,500                                0.0%

         (b) Under Sections 5.1 and 7.1 of the Declaration of Trust, the Trustee may be deemed to direct the disposition and voting of the shares of Issuer's Common Stock held by the Funds. However, IGI, Trustco, the Trustee and the Management Company may be deemed to beneficially own the subject 2,716,200 shares of the Issuer's Common Stock by virtue of the common officers and/or directors among IGI, Trustco, the Trustee and the Management Company, as indicated on Schedule I annexed hereto, and thus directly and indirectly share voting power and share dispositive power within the meaning of Rule 13d-3 under
Section 13(d) of the Securities Exchange Act of 1934 with respect to the subject 2,716,200 shares of Issuer's Common Stock.

         (c) The table below sets forth purchases of the Issuer's Common Stock by the Reporting Persons during the last sixty days. All of such purchases were effected by the Management Company on the American Stock Exchange.

                                                                          Approximate Price
                                                                            Per Share ($)
                                        Amount of Shares                    (exclusive of
            Date                        Of Common Stock                      commissions)
       January 20, 1998                       1,500                             $11.38

         (d) Each Fund has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Common Stock held by it.

         (e)     Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Not amended.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         The following Exhibits J and K are attached hereto:

Exhibit J:       Power of Attorney to Edwin R. Buss, James Lawson or David M.
                 R. Cheop, as Attorney-in-Fact for Wayne Stanley Walker,
                 President and Chief Executive Officer of Investors Group Trust
                 Co. Ltd., as Trustee for Investors Canadian Small Cap Fund II

Exhibit K:       Joint Filing Agreement

                                   SIGNATURE
                                   ---------

                 After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 1999                   INVESTORS GROUP INC.



                                 By:     /s/ Edwin R. Buss
                                         ----------------------------
                                         Edwin R. Buss, as
                                         Attorney-in-Fact for
                                         Hugh Sanford Riley,
                                         President and Chief
                                         Executive Officer of
                                         Investors Group Inc.

April 22, 1999                   INVESTORS GROUP TRUSTCO INC.



                                 By:     /s/ Edwin R. Buss
                                         ----------------------------
                                         Edwin R. Buss, as
                                         Attorney-in-Fact for
                                         Richard Elliot Archer,
                                         President of
                                         Investors Group Trustco Inc.

April 22, 1999                   INVESTORS GROUP TRUST CO. LTD.



                                 By:     /s/ Edwin R. Buss
                                         ----------------------------
                                         Edwin R. Buss, as
                                         Attorney-in-Fact for
                                         Wayne Stanley Walker,
                                         President and Chief Executive Officer
                                         Investors Group Trust Co. Ltd.

April 22, 1999                   I.G. INVESTMENT MANAGEMENT, LTD.



                                 By:     /s/ Edwin R. Buss
                                         --------------------------------------
                                         Edwin R. Buss, as
                                         Attorney-in-Fact for
                                         Alexander Scott Penman,
                                         President and Chief Executive Officer
                                         of I.G. Investment Management, Ltd.

April 22, 1999              INVESTORS CANADIAN SMALL CAP FUND



                            By:     /s/ Edwin R. Buss
                                    --------------------------------------
                                    Edwin R. Buss,
                                    as Attorney-in-Fact for
                                    Wayne Stanley Walker,
                                    President and Chief Executive Officer of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors Canadian Small Cap Fund

April 22, 1999              INVESTORS RETIREMENT MUTUAL FUND



                            By:     /s/ Edwin R. Buss
                                    --------------------------------------
                                    Edwin R. Buss,
                                    as Attorney-in-Fact for
                                    Wayne Stanley Walker,
                                    President and Chief Executive Officer of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors Retirement Mutual Fund

April 22, 1999              INVESTORS CANADIAN EQUITY FUND



                            By:     /s/ Edwin R. Buss
                                    --------------------------------------
                                    Edwin R. Buss,
                                    as Attorney-in-Fact for
                                    Wayne Stanley Walker,
                                    President and Chief Executive Officer of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors Canadian Equity Fund

April 22, 1999              INVESTORS CANADIAN SMALL CAP FUND II



                            By:     /s/ Edwin R. Buss
                                    --------------------------------------
                                    Edwin R. Buss,
                                    as Attorney-in-Fact for
                                    Wayne Stanley Walker,
                                    President and Chief Executive Officer of
                                    Investors Group Trust Co. Ltd.,
                                    as Trustee for
                                    Investors Canadian Small Cap Fund II

Exhibit J
                               Power of Attorney
                               -----------------

         KNOW ALL MEN BY THESE PRESENTS, THAT I, Wayne Stanley Walker, President and Chief Executive Officer of Investors Group Trust Co. Ltd., as Trustee for Investors Canadian Small Cap Fund II, have made, constituted and appointed, and by these presents do make, constitute and appoint, Edwin R. Buss, James Lawson or David M.R. Cheop, and any one of them acting separately, my true and lawful attorneys for me and in my name, place and stead solely for the purpose of executing, filing or delivering on behalf of Investors Canadian Small Cap Fund II any and all statements on Schedule 13D under the Securities Exchange Act of 1934, and any amendments thereof and any filing agreement relating thereto, giving and granting unto said attorneys full power and authority to do and perform all and every such act as fully, to all intents and purposes, as I might or could do if personally present, with full power of substitution and revocation, hereby ratifying and confirming all that said attorneys or their substitute shall lawfully do or cause to be done by virtue hereof. This instrument may not be changed orally.

         IN WITNESS WHEREOF, I have hereunto set my hand and seal this 4th day of December, 1998.


                                  /s/     Wayne Stanley Walker
                                  ------------------------------------------
                                          Wayne Stanley Walker


         BE IT KNOWN, that on this 4th day of December, 1998, before me Douglas
E. Jones, a Notary Public in and for the Province of Manitoba, duly commissioned and sworn, personally came and appeared Wayne Stanley Walker, to me known, and known to me to be the same person described in and who executed the Power of Attorney, and acknowledged the within Power of Attorney to be his act and deed.

         IN TESTIMONY WHEREOF, I have hereunto subscribed my name and affixed my seal of office, the day and year last above written.


                                  /s/     Douglas E. Jones
                                  ------------------------------------------
                                          Notary Public

Exhibit K

                             Joint Filing Agreement

       In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Shares, without par value, of GST Telecommunications, Inc., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

       IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 22nd day of April, 1999.

                         INVESTORS GROUP INC.


                         By:  /s/ Edwin R. Buss
                              -----------------
                              Edwin R. Buss, as
                              Attorney-in-Fact for
                              Hugh Sanford Riley,
                              President and Chief
                              Executive Officer of
                              Investors Group Inc.

                         INVESTORS GROUP TRUSTCO INC.


                         By:  /s/ Edwin R. Buss
                              -----------------
                              Edwin R. Buss, as
                              Attorney-in-Fact for
                              Richard Elliot Archer,
                              President of
                              Investors Group Trustco Inc.

                         INVESTORS GROUP TRUST CO. LTD.


                         By:  /s/ Edwin R. Buss
                              -----------------
                              Edwin R. Buss, as
                              Attorney-in-Fact for
                              Wayne Stanley Walker,
                              President and Chief Executive Officer
                              Investors Group Trust Co. Ltd.

                        I.G. INVESTMENT MANAGEMENT, LTD.


                        By:   /s/ Edwin R. Buss
                              -----------------
                              Edwin R. Buss, as
                              Attorney-in-Fact for
                              Alexander Scott Penman
                              President and Chief Executive Officer of
                              I.G. Investment Management, Ltd.

                        INVESTORS CANADIAN SMALL CAP FUND II


                        By:   /s/ Edwin R. Buss
                              -----------------
                              Edwin R. Buss,
                              as Attorney-in-Fact for
                              Wayne Stanley Walker,
                              President and Chief Executive Officer of
                              Investors Group Trust Co. Ltd.,
                              as Trustee for
                              Investors Canadian Small Cap Fund II

                        INVESTORS CANADIAN SMALL CAP FUND


                        By:   /s/ Edwin R. Buss
                              -----------------
                              Edwin R. Buss,
                              as Attorney-in-Fact for
                              Wayne Stanley Walker,
                              President and Chief Executive Officer of
                              Investors Group Trust Co. Ltd.,
                              as Trustee for
                              Investors Canadian Small Cap Fund

                         INVESTORS CANADIAN EQUITY FUND


                         By:  /s/ Edwin R. Buss
                              -----------------
                              Edwin R. Buss,
                              as Attorney-in-Fact for
                              Wayne Stanley Walker,
                              President and Chief Executive Officer of
                              Investors Group Trust Co. Ltd.,
                              as Trustee for
                              Investors Canadian Equity Fund

                         INVESTORS RETIREMENT MUTUAL FUND


                         By:  /s/ Edwin R. Buss
                              -----------------
                              Edwin R. Buss,
                              as Attorney-in-Fact for
                              Wayne Stanley Walker,
                              President and Chief Executive Officer of
                              Investors Group Trust Co. Ltd.,
                              as Trustee for
                              Investors Retirement Mutual Fund